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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Daniel F. Duchovny, Esq. Office of Mergers and Acquisitions
RE:	Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”)
Amended Schedule 14D-9 Filed January 29, 2014
SEC File No. 005-55471

Soliciting Materials filed pursuant to Rule 14a-12
Filed February 3, 2014 by Jos. A. Bank
File No. 000-23874

Dear Mr. Duchovny:

On behalf of Jos. A. Bank, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 3, 2014 (the “Comment Letter”) relating to the Amended Schedule 14D-9 (the “Schedule 14D-9”) filed by Jos. A. Bank on January 29, 2014, (File No. 005-55471) and the Soliciting Materials filed pursuant to 14a-12 filed by Jos. A. Bank on February 3, 2014. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Reasons for the Recommendation, page 15

1.	We note your response to prior comment 2. Please provides supplemental support for the added disclosure.

In response to the Staff’s comment, copies of presentation materials prepared by Goldman Sachs & Co., one of Jos. A. Bank’s financial advisors, and presented to the Board of Directors of Jos. A. Bank on January 17, 2014, which the Board of Directors considered in determining that the Company’s value is greater than the $57.50 per Share offered by The Men’s Wearhouse, Inc., are being provided to the Staff supplementally under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, we respectfully request the return of such materials upon completion of the Staff’s review.

2.	We note your statement that JOSB “…has never said that a sale of the Company to Men’s Wearhouse is advisable.” We also note that Mr. Wildrick was described in an October 10, 2013 article in the Wall Street Journal as having said that JOSB “would be receptive to being bought by Men’s Wearhouse if [MW] would pay the same 42% premium Jos. A. Bank says it is offering.” Please confirm that you will provide this additional background in future soliciting materials that address the sale of JOSB to MW.

Jos. A. Bank respectfully acknowledges the Staff’s comment. Jos. A. Bank notes that the Wall Street Journal incorrectly characterized Mr. Wildrick’s remarks in its October 10, 2013 article when it reported that Jos. A. Bank “would be receptive to being bought by [MW] if [MW] would pay the same 42% premium the Company says it is offering.” Representatives of Jos. A. Bank quickly contacted the Wall Street Journal by electronic mail clarifying that “Jos. A. Bank was merely illustrating the point that boards of directors should carefully consider significant cash premiums for their shares” and, further, that “the comments were not meant, in any way, to be inviting a counter offer.”

In addition, Jos. A. Bank disclosed that these remarks were mischaracterized, and provided a correction to these remarks, in two public reports made within 24 hours of the publication of the Wall Street Journal article. First, an article in the Baltimore Business Journal on October 10, 2013, included the following clarifying statements made by the Chief Executive Officer of Jos. A. Bank, Mr. R. Neal Black: "Black also addressed a comment by Wildrick, reported by the Wall Street Journal, in which Wildrick reportedly said that while Jos. A. Bank wants to pursue its purchase of [MW], the company would be open to selling itself to [MW] if [MW] would be willing to pay the same 42 percent premium Jos. A. Bank is offering. Wildrick’s comment was taken out of context, Black said. Black said Wildrick meant to say that if [MW] were to offer to buy Jos. A. Bank at a 42 percent premium, [Jos. A.] Bank’s board of directors would have a fiduciary duty to its shareholders to consider the offer. Jos. A. Bank also issued a statement intended, it said, to 'clarify' Wildrick's remarks. 'Jos. A. Bank was merely illustrating the point that Boards of Directors should carefully consider significant cash premiums for their shares,' the company said. 'The comments were not meant, in any way, to be inviting a counter offer.'"

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Second, an article in DealReporter on October 11, 2013 included the following clarifying statements: Mr. Gilbert Harrison, a financial advisor to Jos. A. Bank, said “while Jos. A. Bank is not for sale, if [MW] makes a compelling offer to Jos. A. Bank, the board will exercise its fiduciary duty and vet the proposal. Earlier this week the Wall Street Journal cited Jos. A. Bank Chairman Robert Wildrick as saying in an interview that his company would be open to being bought by [MW] at the same premium it had offered. The person familiar said the chairman was merely saying that ‘if his board got a similar USD 48 share offer, they would give it consideration, and that is not what [MW]is doing.’”

As Jos. A. Bank believes that the October 10, 2013 Wall Street Journal article mischaracterized Mr. Wildrick's statement and Jos. A. Bank immediately corrected the misstatement, it does not believe that it would be beneficial to include such inaccurate statement, made over four months ago, as additional background in future soliciting materials.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2322 or Jeremy D. London at (202) 371-7535.

Very truly yours,

/s/ Paul T. Schnell
Paul T. Schnell

cc:	Charles D. Frazer, Esq.
Jeremy D. London, Esq.

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